REPORT OF INDEPENDENT AUDITORS

To the Directors of

Dundee Bancorp Inc.

In our report to the shareholders of Dundee Bancorp Inc. dated March 30, 2004, we reported on the consolidated balance sheets of Dundee Bancorp Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, as included in this Form 40-F. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related supplemental note entitled “Differences Between Canadian and United States Generally Accepted Accounting Principles” as set forth in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Toronto, Canada March 30, 2004
Chartered Accountants

RECONCILIATION TO US GAAP

CONSOLIDATED DUNDEE BANCORP INC.

For the years ended December 31, 2003 and 2002

(tabular amounts in thousands of Canadian dollars, except per share amounts)

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Dundee Bancorp Inc. (“Dundee Bancorp” or the “Company”) is primarily a holding company dedicated to wealth management, real estate and resources. The Company’s domestic wealth management activities are carried out through its 68% owned subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”). Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations. Real estate operations are carried out through the Company’s 85% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”). Dundee Bancorp also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services. The Company trades on the Toronto Stock Exchange (“TSX”).

The Company’s 2003 and 2002 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ, in the following material respects, with those principles that the Company would have followed had its audited consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). Canadian GAAP in respect of the statement of cash flows complies with US GAAP requirements.

CORPORATE INVESTMENTS

The Company’s corporate investments, detailed in note 4 to the audited consolidated financial statements for the year ended December 31, 2003, include both equity accounted investments and investments carried at cost. Statement of Financial Accounting Standard (“SFAS”) No. 115 requires that cost accounted investments which meet the available for sale criteria be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income. Unrealized losses on available for sale securities that are determined to be other than temporary are included in operations.

The Company has determined that, as of December 31, 2003, it holds securities accounted for on a cost basis with a carrying value of approximately CDN$170,000,000 (2002 - CDN$219,000,000) and a fair value of approximately CDN$264,000,000 (2002 -CDN$294,000,000), that meet the available for sale criteria. Accordingly, to comply with US GAAP, the Company would separately present the available for sale securities on its balance sheet and record the unrealized gains or temporary losses, net of tax, in comprehensive income.

STOCK BASED COMPENSATION

In previous years, the Company implemented the principles of Accounting Principles Board (“APB”) No. 25 for purposes of measuring stock based compensation under US GAAP. Under this method, any compensation expense, measured as the excess, if any, of the quoted market price of the Company’s shares at the measurement date over the award’s exercise price, would have to be reflected over the vesting periods of these awards. In previous years, no such compensation expense was recorded under Canadian GAAP. In 2001, the Company amended its share incentive plan with the result that an employee’s right to exercise a stock appreciation right or to tender an option back to the Company for cash settlement is no longer available. As awards are granted with an exercise price equal to market value and as a result of the amendments made to the share incentive plan, no further compensation expense will be recognized. The liability reported in respect of stock based compensation issued prior to the amendment has been recalculated to reflect the market value of the underlying shares as at December 31, 2003 and 2002 with the resulting adjustment recorded in the consolidated statement of operations.

SFAS No. 123, issued in 1996, encourages, but does not require companies to record compensation costs for stock based employee compensation plans at fair value. Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3870, “Stock Based Compensation” which, similar to SFAS No. 123, requires the disclosure of stock based compensation plans at fair value for stock compensation arrangements awarded during the year ended December 31, 2002 and requires the recognition of the fair value of stock options granted on or after January 1, 2003. The amount of compensation expense the Company would have reported in 2002 had the requirements of CICA Handbook Section 3870 been applied retroactively and the compensation expense recognized under Canadian GAAP during 2003, are insignificant.

DUNDEE BANCORP INC.

RECONCILIATION TO US GAAP

ASSET RETIREMENT OBLIGATIONS

SFAS No. 143, “Accounting for Asset Retirement Obligations” establishes standards for the recognition, measurement and disclosure of asset retirement obligations and related asset retirement costs. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the Company expects to settle the retirement obligation. As required by SFAS No. 143, the Company implemented the new standard on January 1, 2003, on a retroactive basis with the cumulative effect of this accounting change on prior years reflected in the consolidated statement of operations.

Under Canadian GAAP, these costs are generally estimated and provided for by a unit-of-production method and are included in depletion and depreciation expense. Actual costs are charged to the accumulated provision when incurred. The Company will adopt the requirements of CICA Section 3110, “Asset Retirement Obligations” on January 1, 2004, with retroactive restatement. CICA Section 3110 is consistent with the requirements of SFAS 143 and will therefore eliminate future differences between Canadian and US GAAP in respect of these obligations.

DEPRECIATION OF REAL ESTATE ASSETS

During the year ended December 31, 2003 and in prior years, Canadian GAAP permitted the use of the sinking fund method of depreciating certain assets. Under US GAAP, amortization using the sinking fund method is not permitted. As Canadian GAAP will no longer permit the use of the sinking fund method of depreciation for years beginning on or after January 1, 2004, future differences between Canadian and US GAAP in respect of depreciation of these assets will be eliminated.

REVENUE RECOGNITION FOR REAL ESTATE REVENUE PROPERTIES

During the year ended December 31, 2003 and in prior years, Canadian GAAP permitted the recognition of revenues from real estate leases that included contractual increases in basic rents on a straight-line basis only where such increases exceeded expected increases in the Canadian Consumer Price Index. Under US GAAP, the total amount of revenue from these real estate leases must be accounted for on a straight-line basis over the term of the respective lease. As Canadian GAAP will require the recognition of lease revenues on a straight-line basis over the term of the respective lease for years beginning on or after January 1, 2004, future differences between Canadian and US GAAP in respect of revenue recognition of real estate leases will be eliminated.

OTHER DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES THAT AFFECT EQUITY ACCOUNTED INVESTEES.

The following describes other differences between Canadian and US GAAP which, during the reporting period, directly affect the Company’s carrying value in its equity accounted investees and its share of income from these investments.

  Under US GAAP, goodwill impairment charges recorded pursuant to a transitional impairment test under SFAS No. 142 are recognized in the Company’s consolidated statement of operations as a cumulative effect of the change in accounting principle. Under Canadian GAAP, such impairment charges are recognized as an adjustment to opening retained earnings.
  The implementation of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 98-5 requires that the costs of startup activities and reorganization costs be expensed as incurred. Canadian GAAP permits the deferral and amortization of such costs.
  Under Canadian GAAP, non-monetary assets acquired in exchange for common shares of the Company should be valued at the fair value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired. The Securities and Exchange Commission’s interpretive response to APB No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for common shares of the company be recorded at the transferor’s historical cost.
  During the year ended December 31, 2003 and in prior years, Canadian GAAP did not require the discounting of future cash flows to determine impairment of properties. Under US GAAP requirements, these future cash flows must be discounted. Effective January 1, 2004, the Company will implement the requirements of CICA Handbook Section 3063, “Impairment of Long-lived Assets”, which requires the measurement of an impairment loss equal to the amount by which an asset’s carrying value exceeds its fair value. Fair value will be determined using discounted cash flows, essentially harmonizing the requirements of Canadian and US GAAP in respect of impairment of long-lived assets.
  Under Canadian GAAP, a company would defer certain exploration expenditures. When properties are brought into commercial production, the deferred costs are amortized. Under US GAAP, exploration expenditures during the exploration stage prior to determination of the existence of commercially mineable ore bodies are required to be expensed as incurred.

DUNDEE BANCORP INC.

RECONCILIATION TO US GAAP

STATEMENT OF COMPREHENSIVE INCOME

SFAS Statement No. 130 requires companies to report comprehensive income as a measure of overall performance. Comprehensive income includes net income and all other changes in equity, exclusive of shareholders’ contributions or any distributions to shareholders. Under US GAAP, a minimum pension liability is required to be recorded in comprehensive income for the fair value of the benefit obligation over the pension liability.

EFFECT OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Application of the above referenced standards, as previously described, would have the following approximate effects on the audited consolidated balance sheets and the audited consolidated statements of operations of the Company as at and for the years ended December 31, 2003 and 2002:

BALANCE SHEET DIFFERENCES	2003	2002

Decrease in investment portfolio pursuant to SFAS 115 and pursuant to differences
between Canadian and US GAAP adopted by Equity Accounted Investees	$(210,793)	$(244,290)
Increase in available for sale securities pursuant to SFAS 115	263,905	294,332
Increase in capital and other assets pursuant to SFAS 143	673	-
Increase in amounts payable and accrued liabilities pursuant to APB 25	16,220	1,810
Increase in associated future income tax liabilities	18,500	7,982
Decrease in non controlling interest	(491)	-
Decrease in retained earnings	(59,785)	(38,460)
Increase in accumulated comprehensive income	79,343	78,710

As of December 31, 2003, the Company’s shareholders’ equity, prepared in accordance with US GAAP would have been CDN$616,000,000 (2002 - CDN$519,000,000).

The following summarizes the statement of operations amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

	2003	2002

Net earnings under Canadian GAAP	$120,910	$50,256
Adjustments for US GAAP
Available for sale securities	(5,114)	(9,885)
Adjustment for revenue recognition on real estate leases	116	-
Amortization of real estate assets	358	-
Adjustment to stock based compensation liability	(14,410)	4,756
Adjustments to share of earnings from equity accounted investees	(4,535)	(3,660)
Effect on non controlling interest in earnings	244	-
Tax effect related thereto	5,156	3,884

Net earnings before cumulative effect on changes in accounting principles under US GAAP	102,725	45,351
Cumulative effect of changes in accounting principles, net of tax	(3,262)	(6,070)

Net earnings under US GAAP	$99,463	$39,281

DUNDEE BANCORP INC.

RECONCILIATION TO US GAAP

The effect of the above changes to the calculation of earnings per share is detailed below.

	Canadian GAAP		US GAAP
	2003	2002	2003	2002

Earnings per share before extraordinary gain and
cumulative effect of changes in accounting principles
Basic	$4.00	$1.98	$3.28	$1.78
Diluted	$3.96	$1.96	$3.25	$1.77
Earnings per share after extraordinary gain but before
cumulative effect of changes in accounting principles
Basic	$4.79	$1.98	$4.07	$1.78
Diluted	$4.75	$1.96	$4.03	$1.77
Earnings per share
Basic	$4.79	$1.98	$3.94	$1.54
Diluted	$4.75	$1.96	$3.90	$1.53

US GAAP requires a statement of comprehensive income as follows:

	2003	2002

Net earnings under US GAAP	$99,463	$39,281
Change in unrealized gains and temporary unrealized losses on investments	5,175	47,548
Change in foreign currency translation adjustments	(4,423)	(842)
Change in additional minimum pension liability	-	1,004

Comprehensive income under US GAAP	$100,215	$86,991

DUNDEE BANCORP INC.